

SECURITIES AND EXCHANGE COMMISSION

07008543

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caldwell Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

931 Hartz Way #100
(No. and Street)

Danville	CA	94526-3400
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Helmer (925) 838-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 08 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbara F. Hill, CPA
(Name – *if individual, state last, first, middle name*)

865 Walnut Avenue	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
DEC 03 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/13
1/7/08

OATH OR AFFIRMATION

I, John C. Helmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caldwell Securities, Incorporated, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Contra Costa } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______ Signature of Document Signer No. 1 ______ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of November (Month) 2007 (Year) by

(1) John Caldwell Helmer (Name of Signer)

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

John A. Tamisiea
Signature of Notary Public



JOHN A. TAMISIEA
Commission # 1689318
Notary Public - California
Contra Costa County
My Comm. Expires Sep 21, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Sept. 30, 2007 Number of Pages: 1

Signer(s) Other Than Named Above: —

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

JOHN A TAMISIEA
Commission # 1689316
Notary Public - California
Contra Costa County
My Comm. Expires Sep 21, 2010



FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

CALDWELL SECURITIES, INCORPORATED

For the Fiscal Year Ended
September 30, 2007

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT
865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Caldwell Securities, Incorporated
September 30, 2007

Table of Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Shareholder's Equity	5
Statement of Changes In Liabilities Subordinated to Claims of Creditors	5
Computation of Net Capital	6
Miscellaneous Schedules (h) – (j)	7
Miscellaneous Schedules (k) – (m)	8
Report on Internal Control – Schedule (n)	9
Notes to the Financial Statements	11

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Independent Auditor's Report

To the Board of Directors
of Caldwell Securities, Incorporated

I have audited the accompanying consolidated statement of financial condition of Caldwell Securities, Incorporated (the Company) as September 30, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated at September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules (e) – (n) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Barbara F. Hill
Certified Public Accountant
November 19, 2007

Schedule (b)

Caldwell Securities, Incorporated
Statement of Financial Condition
September 30, 2007

ASSETS

Current Assets		
Cash		$ 89,276.26
Accounts receivable		244.08
Prepaid expenses		3,896.41
Total Current Assets		93,416.75
Fixed Assets		
Furniture, fixtures and equipment (Note 2)	79,817.25	
Accumulated depreciation	(49,154.27)	
		30,662.98
Total Fixed Assets		
Refundable deposits		800.00
Secured demand note (Note 4)		120,000.00
Total Assets		$ 244,879.73

LIABILITIES

Current Liabilities	
Accrued wages and payroll taxes	63,709.96
Accounts payable	4,900.87
Income taxes payable	1,077.00
Payroll liabilities	1,763.48
Total Current Liabilities	71,451.31
Secured demand note payable (Note 4)	120,000.00
Total Liabilities	191,451.31

SHAREHOLDER'S EQUITY

Common stock	
Authorized 10,000 shares	
Issued 100 shares - $10 par	1,000.00
Additional paid in capital	5,000.00
Retained earnings	47,428.42
Total Shareholder's Equity	53,428.42
Total Liabilities and Shareholder's Equity	$ 244,879.73

The accompanying notes are an integral part of these financial statements.

Schedule (c)

Caldwell Securities, Incorporated
Statement of Operations
For the Fiscal Year ended September 30, 2007

Income	
Advisory fees	$ 594,925.28
Other income	35,000.00
Commissions	4,576.41
Mutual funds service fees	508.30
Interest income	1,161.15
Total Income	636,171.14
Expenses	
Officers' salaries	327,321.23
Staff salary	78,888.98
Employee benefits and payroll taxes	63,745.26
Communications	33,354.13
Occupancy	30,813.34
Promotion	34,029.11
Travel	17,795.15
Automobile expense	12,325.61
Dues and subscriptions	17,213.13
Consultants and professional fees	5,526.25
Commissions paid	4,110.05
Regulatory fees	1,325.00
Outside services	3,055.00
Depreciation (Note 2)	8,983.92
Other expenses	522.12
Total Expenses	639,008.28
Net Income Before Taxes	(2,837.14)
Current taxes – state	800.00
Current taxes – federal	1,077.00
Net Income After Taxes	$ (4,714.14)

The accompanying notes are an integral part of these financial statements

Schedule (d)

Caldwell Securities, Incorporated
Statement of Cash Flows
For the Fiscal Year ended September 30, 2007

Increases (Decreases) in Cash and Cash Equivalents		
Operating Activities		
Net earnings		$ (4,714.14)
Adjustment to reconcile net earnings to net cash provided: by operating activities		
Depreciation		8,983.92
Changes in current assets and liabilities		
Decrease in accounts receivable	$3,934.23	
Decrease in prepaid expenses	4,827.68	
Increase in income taxes payable	1,077.00	
Increase in accounts payable	788.42	
Increase in payroll taxes payable	5.25	
Increase in accrued wages and taxes	17,857.12	
Net changes in current assets and liabilities		28,489.70
Net cash provided by operations		32,759.48
Investing Activities		
Purchase of computers and peripherals	(1,644.33)	(1,644.33)
Financing Activities		0
Increase in cash and cash and cash equivalents		31,115.15
Cash at the beginning of the fiscal year		58,161.11
Cash and cash equivalents at the end of the year		$ 89,276.26

Supplemental disclosures of cash flow information:

- The company paid $1,077 taxes to the Internal Revenue Service and paid $800 to the Franchise Tax Board in this fiscal year.
- $210.77 interest was paid in this fiscal year.

Caldwell Securities, Incorporated
Statement of Changes in Shareholder's Equity
and
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Fiscal Year ended September 30, 2007

Schedule (e)

Changes in Shareholder's Equity

Shareholder's Equity – September 30, 2006	$ 58,142.56
Net Loss October 1, 2006 - September 30, 2007	$ (4,714.14)
Shareholder's Equity – September 30, 2007	$ 53,428.42

Schedule (f)

Changes in Liabilities Subordinated to Claims of Creditors

Liabilities subordinated to claims of general creditors – September 30, 2004	$120,000.00
Liabilities subordinated to claims of general creditors – September 30, 2007	120,000.00
Change in liabilities subordinated to claims of general creditors	$ 0

The accompanying notes are an integral part of these financial statements

Schedule (g)

Caldwell Securities, Incorporated
Computation of Net Capital
For the Fiscal Year ended September 30, 2007

Total ownership from Statement of Financial Condition		$ 53,428.42
Add:		
Liabilities subordinated to claims of general creditors allowed in this computation		120,000.00
Total Capital and Allowed Subordinated Liabilities		$ 173,428.42
Deduct:		
Non-allowable assets		
Fixed assets (net of depreciation)	$ 30,662.98	
Prepaid expenses	3,896.41	
Refundable deposits	800.00	
Total non-allowed assets		(35,359.39)
Net Capital		$ 138,069.03

Reconciliation between Unaudited and Audited Report		
Unaudited report, September 30, 2007		$ 207,757.00
Increase September 30, 2007 payroll accruals	(63,709.96)	
Increase September 30, 2007 accounts payable	(5,977.87)	
Rounding	(0.14)	
Total reconciling items		(69,687.97)
Net Capital		$ 138,069.03

Caldwell Securities, Incorporated
Miscellaneous Schedules
For the Fiscal Year ended September 30, 2007

Schedule (h)

Computation for determination of reserve requirement pursuant to Rule 15c3-3

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities."

Schedule (i)

Information relating to possession or control requirements under Rule 15c3-3

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (j)

A reconciliation, including appropriate explanation of computation of net Capital under Rule 15c3-1 and computation for determination of reserve requirement under exhibit A of rule 15c3-3.

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Caldwell Securities, Incorporated
Miscellaneous Schedules
For the Fiscal Year ended September 30, 2007

Schedule (k)

Reconciliation between the audited and unaudited statements of financial condition with respect to method of consolidation.

Not applicable - exempt under (K)(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (l)

The Oath or Affirmation is attached to the front of these financial statements.

Schedule (m)

Supplemental SIPC Schedule

Not applicable

Schedule (n)

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Board of Directors
Caldwell Securities, Incorporated

Report on Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of Caldwell Securities, Incorporated (the Company), for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

Report on Internal Control
Schedule (n)
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Barbara F. Hill
Certified Public Accountant
November 19, 2007

Caldwell Securities Incorporated
Notes to the Financial Statements
For the Fiscal Year Ended September 30, 2007

Note 1 – Brief History

Caldwell Securities was incorporated February 16, 1982 and began operations on June 1, 1982. The corporation is duly registered as a securities broker-dealer and investment advisor. A member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation, it clears the majority of its securities transactions through its correspondent broker, Wedbush Morgan Securities, Inc. in Los Angeles, California. It has self-cleared a small number of transactions, which usually involved dual agency crosses of shares of three independent community banks in northern California. The Company's primary source of revenue is providing fee-based investment advisory services to customers, who are predominately middle to upper income individuals and their estates, trusts and pension and retirement plans.

In July 2004 Caldwell Securities opened a branch office in Sausalito that is managed by the company's new Vice President, Joseph Helmer, a registered broker and son of John C. Helmer, President of Caldwell Securities, Inc. The operations of both the main office in Danville, California and the new office in Sausalito are supervised by John Helmer.

Note 2 – Summary of Significant Accounting Policies

These financial statements have been prepared on the accrual basis of accounting.

Furniture, fixtures and equipment are recorded at cost and are depreciated on a straight-line method over their estimated useful lives, from three to seven years. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Depreciation taken for this fiscal year is $8,983.92.

Provisions for Federal Income and California Franchise taxes are provided as applicable. In the year ended September 30, 2005 the corporation incurred a $5,577 federal and state net operating loss that was carried forward and offset $3,141 income in the year ended September 30, 2006 and the remaining $2,436 was used to offset income in the the current fiscal year.

In the year ended September 30, 2007 the company paid no federal estimated taxes and $800 state estimated taxes and owes $1,027 taxes and $50 estimated tax penalty for a total of $1,082 due at September 30, 2007.

Note 3 – Concentrations

The Company has no known concentrations of either customer base or investments that would make the Company vulnerable to the risk of a near-term severe impact.

Note 4 – Seccured Demand Note

The Company has a notes receivable from John C. Helmer, President and CEO of Caldwell Securities, Inc. and corresponding notes payable by Caldwell Securities, Incorporated to John C. Helmer for $120,000. This non-interest bearing subordinated agreement was made pursuant to the capital requirements of 17 CFR 240.15c3-1 of the rules and regulations of the National Association of Securities Dealers, Inc. The note was executed on January 31, 2007 for $120,000. The term of that note is from January 31, 2007 to January 31, 2017.

John C. Helmer has collateralized these agreements with 8,161 shares of Growth Fund of America, Inc. mutual fund with a September 30, 2007 market value of $37.49 per share for a total of $305,958. Only the required collateral value of $120,000 has been recorded in these financial statements.

Note 5 – Leases

In April 2006 the Company renewed its lease with a three-year lease agreement for office space on Hartz Way in Danville. The monthly payments were $1,302 month thru June 2007 and increased to $1,345 in July 2007.

Beginning January 1, 2006 the Company entered into a month to month agreement for its offices in Sausalito at $866 per month. This rent increased to $915 per month on August 1, 2007.

Lease payments in the current fiscal year were $24,671.

Note 6 – Pension and Profit Sharing Plan

The Company has an approved pension plan which allows a maximum contribution of 25% of compensation for eligible employees who work more than one thousand hours a year and have been continuously employed by the Company for two years. The company has three full-time employees who are eligible to participate in this plan. This year the Company elected not to make any contributions to the plan.

Note 7 – Related Party Transaction

In July 2004 Joseph Helmer became a Vice President and manager of the new Sausalito branch of Caldwell Securities. Joseph Helmer is the son of John Helmer, President of Caldwell Securities, Inc.

Mary Helmer, the wife of John Helmer, President of Caldwell Securities, Inc., is employed as an administrative assistant in the main office in Danville, California. Kathleen Helmer, wife of Joseph Helmer, Vice President of Caldwell Securities, Inc. is employed as an administrative assistant in the Sausalito office of the company.

Note 8 – Subsequent Events

The board of directors of the company has decided to sell shares in the Company to Joseph Helmer with the intention of making Joseph Helmer an equal partner in the business effective October 1, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

931 Hartz Way #100
(No. and Street)

Danville | CA | 94526-3400
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Helmer (925) 838-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbara F. Hill, CPA
(Name – *if individual, state last, first, middle name*)

865 Walnut Avenue | Walnut Creek | CA | 94598
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 3 2007
WASH. D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Helmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caldwell Securities, Incorporated, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Contra Costa } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________
Signature of Document Signer No. 1

____
Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of November (Month), 2007 (Year), by

(1) ______________________________, Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________, Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

John A. Tamisiea
Signature of Notary Public

JOHN A. TAMISIEA
Commission # 1689318
Notary Public - California
Contra Costa County
My Comm. Expires Sep 21, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Sept. 30, 2007 Number of Pages: 1

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1
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FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

CALDWELL SECURITIES, INCORPORATED

For the Fiscal Year Ended
September 30, 2007

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT
865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Caldwell Securities, Incorporated
September 30, 2007

Table of Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Shareholder's Equity	5
Statement of Changes In Liabilities Subordinated to Claims of Creditors	5
Computation of Net Capital	6
Miscellaneous Schedules (h) – (j)	7
Miscellaneous Schedules (k) – (m)	8
Report on Internal Control – Schedule (n)	9
Notes to the Financial Statements	11

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 9459
(925) 938-08
FAX (925) 938-538
Email: barbarahill@earthlink.net

Independent Auditor's Report

To the Board of Directors
of Caldwell Securities, Incorporated

I have audited the accompanying consolidated statement of financial condition of Caldwell Securities, Incorporated (the Company) as September 30, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated at September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules (e) – (n) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Barbara F. Hill
Certified Public Accountant
November 19, 2007

Schedule (b)

Caldwell Securities, Incorporated
Statement of Financial Condition
September 30, 2007

ASSETS

Current Assets		
Cash		$ 89,276.26
Accounts receivable		244.08
Prepaid expenses		3,896.41
Total Current Assets		93,416.75
Fixed Assets		
Furniture, fixtures and equipment (Note 2)	79,817.25	
Accumulated depreciation	(49,154.27)	
Total Fixed Assets		30,662.98
Refundable deposits		800.00
Secured demand note (Note 4)		120,000.00
Total Assets		$ 244,879.73

LIABILITIES

Current Liabilities	
Accrued wages and payroll taxes	63,709.96
Accounts payable	4,900.87
Income taxes payable	1,077.00
Payroll liabilities	1,763.48
Total Current Liabilities	71,451.31
Secured demand note payable (Note 4)	120,000.00
Total Liabilities	191,451.31

SHAREHOLDER'S EQUITY

Common stock	
Authorized 10,000 shares	
Issued 100 shares - $10 par	1,000.00
Additional paid in capital	5,000.00
Retained earnings	47,428.42
Total Shareholder's Equity	53,428.42
Total Liabilities and Shareholder's Equity	$ 244,879.73

The accompanying notes are an integral part of these financial statements.

Schedule (c)

Caldwell Securities, Incorporated
Statement of Operations
For the Fiscal Year ended September 30, 2007

Income	
Advisory fees	$ 594,925.28
Other income	35,000.00
Commissions	4,576.41
Mutual funds service fees	508.30
Interest income	1,161.15
Total Income	636,171.14
Expenses	
Officers' salaries	327,321.23
Staff salary	78,888.98
Employee benefits and payroll taxes	63,745.26
Communications	33,354.13
Occupancy	30,813.34
Promotion	34,029.11
Travel	17,795.15
Automobile expense	12,325.61
Dues and subscriptions	17,213.13
Consultants and professional fees	5,526.25
Commissions paid	4,110.05
Regulatory fees	1,325.00
Outside services	3,055.00
Depreciation (Note 2)	8,983.92
Other expenses	522.12
Total Expenses	639,008.28
Net Income Before Taxes	(2,837.14)
Current taxes – state	800.00
Current taxes – federal	1,077.00
Net Income After Taxes	$ (4,714.14)

The accompanying notes are an integral part of these financial statements

Schedule (d)

Caldwell Securities, Incorporated
Statement of Cash Flows
For the Fiscal Year ended September 30, 2007

Increases (Decreases) in Cash and Cash Equivalents		
Operating Activities		
Net earnings		$ (4,714.14)
Adjustment to reconcile net earnings to net cash provided by operating activities		
Depreciation		8,983.92
Changes in current assets and liabilities		
Decrease in accounts receivable	$3,934.23	
Decrease in prepaid expenses	4,827.68	
Increase in income taxes payable	1,077.00	
Increase in accounts payable	788.42	
Increase in payroll taxes payable	5.25	
Increase in accrued wages and taxes	17,857.12	
Net changes in current assets and liabilities		28,489.70
Net cash provided by operations		32,759.48
Investing Activities		
Purchase of computers and peripherals	(1,644.33)	(1,644.33)
Financing Activities		0
Increase in cash and cash and cash equivalents		31,115.15
Cash at the beginning of the fiscal year		58,161.11
Cash and cash equivalents at the end of the year		$ 89,276.26

Supplemental disclosures of cash flow information:

- The company paid $1,077 taxes to the Internal Revenue Service and paid $800 to the Franchise Tax Board in this fiscal year.
- $210.77 interest was paid in this fiscal year.

Caldwell Securities, Incorporated
Statement of Changes in Shareholder's Equity
and
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Fiscal Year ended September 30, 2007

Schedule (e)

Changes in Shareholder's Equity

Shareholder's Equity – September 30, 2006	$ 58,142.56
Net Loss October 1, 2006 - September 30, 2007	(4,714.14)
Shareholder's Equity – September 30, 2007	$ 53,428.42

Schedule (f)

Changes in Liabilities Subordinated to Claims of Creditors

Liabilities subordinated to claims of general creditors – September 30, 2004	$120,000.00
Liabilities subordinated to claims of general creditors – September 30, 2007	120,000.00
Change in liabilities subordinated to claims of general creditors	$ -0

The accompanying notes are an integral part of these financial statements

Schedule (g)

Caldwell Securities, Incorporated
Computation of Net Capital
For the Fiscal Year ended September 30, 2007

Total ownership from Statement of Financial Condition		$ 53,428.42
Add:		
Liabilities subordinated to claims of general creditors allowed in this computation		120,000.00
Total Capital and Allowed Subordinated Liabilities		$ 173,428.42
Deduct:		
Non-allowable assets		
Fixed assets (net of depreciation)	$ 30,662.98	
Prepaid expenses	3,896.41	
Refundable deposits	800.00	
Total non-allowed assets		(35,359.39)
Net Capital		$ 138,069.03

Reconciliation between Unaudited and Audited Report		
Unaudited report, September 30, 2007		$ 207,757.00
Increase September 30, 2007 payroll accruals	(63,709.96)	
Increase September 30, 2007 accounts payable	(5,977.87)	
Rounding	(0.14)	
Total reconciling items		(69,687.97)
Net Capital		$ 138,069.03

The accompanying notes are an integral part of these financial statements

Caldwell Securities, Incorporated
Miscellaneous Schedules
For the Fiscal Year ended September 30, 2007

Schedule (h)

Computation for determination of reserve requirement pursuant to Rule 15c3-3

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities."

Schedule (i)

Information relating to possession or control requirements under Rule 15c3-3

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (j)

A reconciliation, including appropriate explanation of computation of net Capital under Rule 15c3-1 and computation for determination of reserve requirement under exhibit A of rule 15c3-3.

Not applicable - exempt under (K) (2) (A) and (K) (2) (B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

The accompanying notes are an integral part of these financial statements

Caldwell Securities, Incorporated
Miscellaneous Schedules
For the Fiscal Year ended September 30, 2007

Schedule (k)

Reconciliation between the audited and unaudited statements of financial condition with respect to method of consolidation.

Not applicable - exempt under (K)(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. or all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (l)

The Oath or Affirmation is attached to the front of these financial statements.

Schedule (m)

Supplemental SIPC Schedule

Not applicable

Schedule (n)

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Board of Directors
Caldwell Securities, Incorporated

Report on Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of Caldwell Securities, Incorporated (the Company), for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

Report on Internal Control
Schedule (n)
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Barbara F. Hill
Certified Public Accountant
November 19, 2007

Caldwell Securities Incorporated
Notes to the Financial Statements
For the Fiscal Year Ended September 30, 2007

Note 1 – Brief History

Caldwell Securities was incorporated February 16, 1982 and began operations on June 1, 1982. The corporation is duly registered as a securities broker-dealer and investment advisor. A member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation, it clears the majority of its securities transactions through its correspondent broker, Wedbush Morgan Securities, Inc. in Los Angeles, California. It has self-cleared a small number of transactions, which usually involved dual agency crosses of shares of three independent community banks in northern California. The Company's primary source of revenue is providing fee-based investment advisory services to customers, who are predominately middle to upper income individuals and their estates, trusts and pension and retirement plans.

In July 2004 Caldwell Securities opened a branch office in Sausalito that is managed by the company's new Vice President, Joseph Helmer, a registered broker and son of John C. Helmer, President of Caldwell Securities, Inc. The operations of both the main office in Danville, California and the new office in Sausalito are supervised by John Helmer.

Note 2 – Summary of Significant Accounting Policies

These financial statements have been prepared on the accrual basis of accounting.

Furniture, fixtures and equipment are recorded at cost and are depreciated on a straight-line method over their estimated useful lives, from three to seven years. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Depreciation taken for this fiscal year is $8,983.92.

Provisions for Federal Income and California Franchise taxes are provided as applicable. In the year ended September 30, 2005 the corporation incurred a $5,577 federal and state net operating loss that was carried forward and offset $3,141 income in the year ended September 30, 2006 and the remaining $2,436 was used to offset income in the the current fiscal year.

In the year ended September 30, 2007 the company paid no federal estimated taxes and $800 state estimated taxes and owes $1,027 taxes and $50 estimated tax penalty for a total of $1,082 due at September 30, 2007.

Note 3 – Concentrations

The Company has no known concentrations of either customer base or investments that would make the Company vulnerable to the risk of a near-term severe impact.

Note 4 – Seccured Demand Note

The Company has a notes receivable from John C. Helmer, President and CEO of Caldwell Securities, Inc. and corresponding notes payable by Caldwell Securities, Incorporated to John C. Helmer for $120,000. This non-interest bearing subordinated agreement was made pursuant to the capital requirements of 17 CFR 240.15c3-1 of the rules and regulations of the National Association of Securities Dealers, Inc. The note was executed on January 31, 2007 for $120,000. The term of that note is from January 31, 2007 to January 31, 2017.

John C. Helmer has collateralized these agreements with 8,161 shares of Growth Fund of America, Inc. mutual fund with a September 30, 2007 market value of $37.49 per share for a total of $305,958. Only the required collateral value of $120,000 has been recorded in these financial statements.

Note 5 – Leases

In April 2006 the Company renewed its lease with a three-year lease agreement for office space on Hartz Way in Danville. The monthly payments were $1,302 month thru June 2007 and increased to $1,345 in July 2007.

Beginning January 1, 2006 the Company entered into a month to month agreement for its offices in Sausalito at $866 per month. This rent increased to $915 per month on August 1, 2007.

Lease payments in the current fiscal year were $24,671.

Note 6 – Pension and Profit Sharing Plan

The Company has an approved pension plan which allows a maximum contribution of 25% of compensation for eligible employees who work more than one thousand hours a year and have been continuously employed by the Company for two years. The company has three full-time employees who are eligible to participate in this plan. This year the Company elected not to make any contributions to the plan.

Note 7 – Related Party Transaction

In July 2004 Joseph Helmer became a Vice President and manager of the new Sausalito branch of Caldwell Securities. Joseph Helmer is the son of John Helmer, President of Caldwell Securities, Inc.

Mary Helmer, the wife of John Helmer, President of Caldwell Securities, Inc., is employed as an administrative assistant in the main office in Danville, California. Kathleen Helmer, wife of Joseph Helmer, Vice President of Caldwell Securities, Inc. is employed as an administrative assistant in the Sausalito office of the company.

Note 8 – Subsequent Events

The board of directors of the company has decided to sell shares in the Company to Joseph Helmer with the intention of making Joseph Helmer an equal partner in the business effective October 1, 2007.

END